Exhibit 3.1
CERTIFICATE OF AMENDMENT OF
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF COMSCORE, INC.
comScore, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:
FIRST: That at a meeting of the Board of Directors (the “Board”) of the Corporation, resolutions were duly adopted setting forth a proposed amendment (the “Amendment”) of the Amended and Restated Certificate of Incorporation of the Corporation, as amended, declaring the Amendment to be advisable and submitting the Amendment at a meeting of the stockholders of the Corporation for consideration thereof.
SECOND: That thereafter, pursuant to resolutions of the Board, a special meeting of stockholders of the Corporation was duly called and held on December 12, 2023, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware and at which meeting the necessary number of shares as required by statute and the Amended and Restated Certificate of Incorporation of the Corporation were voted in favor of approval of the Amendment.
THIRD: This Amendment amends the provisions of the Amended and Restated Certificate of Incorporation of the Corporation.
FOURTH: That Section A.1 of Article IV of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated in full as follows:
A. Capital Stock.
1. This Corporation is authorized to issue two classes of stock, to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is 118,750,000 shares. 13,750,000 shares shall be Common Stock, par value $0.001 per share, and 105,000,000 shares shall be Preferred Stock, par value $0.001 per share.
Upon the filing and effectiveness (the “Effective Time”) pursuant to the DGCL of this Amendment (the “RSS Effective Time”), each twenty (20) shares of Common Stock issued and outstanding or held in treasury immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock without increasing or decreasing the par value of each share of Common Stock; provided that the Corporation shall issue no fractional shares as a result of the actions set forth herein but shall instead pay to the holder of such fractional share a sum in cash equal to such fraction multiplied by the fair value of a share of Common Stock as determined in good faith by the Board of Directors (or a committee thereof) in accordance with the DGCL. Each book entry position or stock certificate that, immediately prior to the RSS Effective Time, represented shares of Common Stock shall thereafter represent the number of shares of Common Stock into which the shares of Common Stock represented by such book entry position or stock certificate has been combined, subject to the elimination of fractional interests set forth above.
FIFTH: That the Amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
SIXTH: All other provisions of the Amended and Restated Certificate of Incorporation of the Corporation shall remain in full force and effect.
IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by an authorized officer of the Corporation this 20th day of December 2023.

Exhibit 3.1

By:	/s/ Ashley Wright
Name:	Ashley Wright
Title:	Secretary